EXHIBIT 99.1

Tekmira Acquires Worldwide Exclusive License to Novel RNAi Platform

Halo-Bio's Multivalent RNA Molecules Induce RNAi of Multiple Targets

VANCOUVER, British Columbia, Aug. 25, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it has obtained an exclusive, worldwide license to a novel and proprietary RNAi technology called MV-RNA (multivalent RNA) from Halo-Bio RNAi Therapeutics, Inc. (Halo-Bio). The exclusive license and collaboration agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to Tekmira and to combine MV-RNA molecules with Tekmira's lipid nanoparticle (LNP) technology to develop therapeutic products.

"MV-RNA technology has tremendous potential to lead the future development of RNAi therapeutic products. The power of MV-RNA technology is its capacity to silence multiple molecular targets with a single molecule and treat disease by targeting multiple cellular pathways simultaneously, which clearly differentiates the technology from all other RNAi technologies currently available. Our exclusive license to Halo-Bio's MV-RNA technology expands and diversifies our technology base to support the development of novel products and gives us the opportunity for broader discussions with the pharmaceutical industry," said Dr. Mark J. Murray, Tekmira's President and CEO.

Halo-Bio's MV-RNA technology comprises single macromolecules capable of mediating RNAi at multiple unique target sites. MV-RNA can target three sites on a single gene or up to three separate genes simultaneously. Tekmira has successfully demonstrated multi-gene knockdown using MV-RNA enabled by proprietary LNP formulations.

"This transaction places Tekmira in the unique position of having the leading RNAi delivery technology and access to multiple RNA payload technologies to develop RNAi therapeutic drugs. We believe we can accelerate the development of the MV-RNA technology by leveraging our know-how and expertise in LNP delivery as well as our broad understanding of therapeutic RNA payload design," added Dr. Murray.

Under the license agreement, Tekmira has received exclusive worldwide rights to Halo-Bio's MV-RNA technology for the development of therapeutic products. Tekmira and Halo-Bio will continue an ongoing research collaboration to design and optimize MV-RNA molecules against gene targets of interest. Financial terms of the license agreement were not disclosed.

Additional information on the MV-RNA technology can be accessed on Tekmira's website, http://www.tekmirapharm.com/Technology/About_RNAi.asp.

About a MV-RNA Approach to RNAi

The MV-RNA approach to RNAi offers significant advantages over other technologies. Conventional approaches to RNAi utilize double stranded compounds, known as siRNA, consisting of a guide strand and a so-called passenger strand. Ideally, the guide strand is preferentially incorporated in the RNA induced silencing complex (RISC) where it helps catalyze the site specific cleavage and subsequent degradation of the targeted messenger RNA. The passenger strand is degraded by cellular nucleases. The MV-RNA technology improves on these aspects of the conventional approach as each strand of an MV-RNA molecule is designed for efficient RISC incorporation and targeted cleavage of a unique mRNA target sequence. Therefore, MV-RNA technology has the potential to increase the potency and minimize off target effects of RNAi drugs.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics require delivery technology to be effective systemically. LNP technology is one of the most widely used delivery approaches for systemic administration of RNAi therapeutics. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates RNA molecules with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering lipid nanoparticle technology. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs, expectations regarding the expansion of Tekmira's product pipeline; the use of MV-RNA technology by Tekmira and pharmaceutical partners; and the use of MV-RNA technology to lead to future development of RNAi therapeutic products.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; MV-RNA compatibility with Tekmira's existing LNP technology platform and MV-RNA technology as a leading RNAi payload technology; the potential for MV-RNA technology to address multiple gene targets simultaneously; and the opportunity to develop product candidates based on MV-RNA technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery and payload technology that Tekmira is not aware of; the possibility that Tekmira may not advance any further product candidates or expand its product pipeline; the possibility that MV-RNA is not compatible with Tekmira's LNP technology and does not result in additional product candidate being developed by Tekmira or the pharmaceutical industry.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca